UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of October 2005

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Additional Listing



                              Pearson Plc

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 300,000 ordinary shares of 25p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The block listings consist of 150,000 shares to be issued under the Long Term Incentive Plan, 100,000 shares to be issued under the Employee Stock Purchase Plan and 50,000 shares to be issued under the Worldwide Save for Shares Plan.


                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 13 October 2005

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary